Filed pursuant to Rule 253(g)(2)

File No. 024-11291

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED OCTOBER 30, 2020

(TO THE OFFERING CIRCULAR DATED OCTOBER 8, 2020

AND QUALIFIED ON October 29, 2020)

CYBER APPS WORLD, INC.

(Exact name of registrant as specified in its charter)

Date: October 30, 2020

Nevada	5900	90-0314205
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

 9436 W. Lake Mead Blvd., Ste. 5-53

Las Vegas NV 89134-8340

Telephone: 702-805-0632

(Address, including zip code, and telephone number
including area code, of registrant’s principal executive offices)

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Cyber Apps World, Inc. (the "Company") dated October 8, 2020 and qualified by the Commission on October 29, 2020 ("Offering Circular").

The purpose of this Supplement is to disclose that the Company’s has set the fixed offering price at $0.40 per share. The Company will have 174,662,128 common shares issued and outstanding if it sells all of the shares it are offering at the offering price.

OFFERING CIRCULAR SUPPLEMENT DATED OCTOBER 30, 2020

UP TO A MAXIMUM OF 3,750,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.40	None	Up to Maximum of $1,500,000